1290 Avenue of the Americas

New York, NY 10104

Julie Collett

Senior Director and

Counsel

(303) 902-9135

LAW DEPARTMENT

VIA EDGAR

Elisabeth Bentzinger, Esq.

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

Re: Separate Account No. 70 of AXA Equitable Life Insurance Co.

Initial Registration Statements on Form N-4

File Nos. 333-220167 and 811-22651; 333-220168 and 811-22651

Dear Ms. Bentzinger:

The purpose of this letter is to provide a response to the comments you provided with respect to the above-referenced filings for AXA Equitable Life Insurance Company (the “Company”). For your convenience, I have included those comments below, and followed each comment with the Company’s response.

General

1. Please confirm that all missing information, including all exhibits, will be filed in a pre-effective amendment to each registration statement. We may have further comments when you supply the omitted information.

Response: A pre-effective amendment to each registration statement has been filed with all exhibits except for the Company and separate account financials which will be filed by subsequent pre-effective amendment.

2. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contract.

Response: The Company will be solely responsible for any benefits or features associated with the Contract.

RETIREMENT CORNERSTONE SERIES B AND SERIES CP

Retirement Cornerstone Series at a Glance - Key Features (pp. 11-14)

3. Two Contract Series.

a. Series B imposes a withdrawal charge over a seven-year period and Series CP imposes a withdrawal charge over a nine-year period. Accordingly, please remove the disclosure in the second paragraph stating that certain series have “no or short surrender charge periods,” as well as related disclosure (e.g., cautioning an owner to consider the cumulative impact of higher expenses associated with such shorter surrender charge periods).

Response: The disclosure has been revised as requested.

b. The disclosure includes a chart highlighting the different optional features under the two series of the contact. Please also include the different total separate account annual expenses, maximum withdrawal charge percentages, and withdrawal charge periods when comparing the key differences between the two series.

Response: The disclosure has been revised as requested.

c. Please replace “surrender charge” with “withdrawal charge,” consistent with the terminology used elsewhere in the prospectus.

Response: The disclosure has been revised as requested.

Contract Features and Benefits – Guaranteed Minimum Income Benefit (pp. 38-47)

4. To avoid investor confusion when discussing the pro rata decrease in the Roll-up to age 80 benefit base on page 39 of the prospectus, please refer to the “Greater of” death benefit rather than a “Greater of” death benefit.

Response: The disclosure has been revised as requested.

5. An owner is guaranteed a minimum Annual Roll-up rate and Deferral Roll-up rate for the first five contract years equal to the Roll-up rates in effect at the time of issue, and 4% thereafter. Please disclose this throughout the prospectus in accordance with plain English principles, without reference to unnecessary and potentially confusing defined terms such as Lock-in Rate and GMIB Multi-Year Lock. Similarly, please describe the period during which the initial guaranteed minimum rate applies as the first five contract years, rather than referring to “the time period in which the Lock-in Rates are in effect,” “the time period during which we use the GMIB Multi-Year Lock,” “the duration specified in your contract,” etc.

Response: The disclosure has been revised as requested. Please note that there are two cross-references to the use of the terms “Lock-in Rate” and “GMIB Multi-Year Lock” in the Contract.

Charges and Expenses – Withdrawal Charge (pp. 76-78)

6. Please remove the parenthetical “(For Series B and Series CP contracts only)” from the heading of this section. Please also remove footnote 2 from the withdrawal charge table, as it does not correspond to any text, and renumber the remaining footnote and footnote reference accordingly.

Response: The disclosure has been revised as requested.

Appendix V – State Contract Availability and/or Variations of Certain Features and Benefits

7. Please remove the parentheticals “(For Series B and Series CP contracts only)” when discussing Puerto Rico state variations.

Response: The disclosure has been revised as requested.

Appendix IX – Condensed Financial Information

8. The second set of unit values and number of units outstanding, beginning on page IX-10 of the prospectus, reflect a daily asset charge of 1.70%. Please remove these tables as they do not correspond to any series of the Contract.

Response: The disclosure has been revised as requested.

9. Please provide condensed financial information for Series CP, which imposes a total separate account annual expense of 1.65%.

Response: The disclosure has been revised as requested.

STATEMENT OF ADDITIONAL INFORMATION

10. When describing the net investment factor calculation in the “Unit Values” discussion, please revise prong (c) to include the daily separate account charge for each series of the Contract (i.e., 1.30% and 1.65%). Further, please remove the statement that the daily separate account charge is comprised of a mortality and expense risks charge, an administrative charge, and a distribution charge for “certain contracts,” and the statement that “[y]our contract charges may be less,” as neither statement is accurate.

Response: The disclosure has been revised as requested.

PART C

11. Please provide powers of attorney that relate specifically to the registration statement as required by Rule 483(b) under the Securities Act of 1933.

Response: The powers of attorney have been filed with Pre-Effective Amendment No. 1 filed via EDGAR on the same date as this letter.

In addition to the edits described above, please note that the disclosure in the Portfolios of the Trust section (pp. 23-32) has been revised for consistency with the revisions to Retirement Cornerstone 17 Series E made in response to comment 13 below.

RETIREMENT CORNERSTONE SERIES E

Fee Table - Condensed Financial Information (p. 20)

12. The Statement of Additional Information (“SAI”) does not contain any condensed financial information. Accordingly, please remove the reference to Appendix I at the end of the SAI when referring the investor to the location of unit values and number of units outstanding.

Response: The disclosure has been revised as requested.

Contract Features and Benefits – Portfolios of the Trust (pp. 25-33)

13. In the narrative preceding the table of portfolio investment objectives and advisers, please explain the purpose of the AXA volatility management strategy (e.g., to reduce the overall volatility of total account value and provide risk-adjusted returns over time), as well as the benefits this strategy provides to the Company (e.g., helps manage the risks associated with providing guaranteed benefits) and the potential disadvantages to contract owners of investing in portfolios that utilize this strategy (e.g., during rising markets, total account value may not increase as quickly; the value of guaranteed benefits may be suppressed). Please also explain the meaning of the triangle symbol in the portfolio table.

Response: The disclosure has been revised as requested.

Contract Features and Benefits – Guaranteed Minimum Income Benefit (pp. 37-46)

14. To avoid investor confusion when discussing the pro rata decrease in the Roll-up to age 80 benefit base on page 39 of the prospectus, please refer to the “Greater of” death benefit rather than a “Greater of” death benefit.

Response: The disclosure has been revised as requested.

15. An owner is guaranteed a minimum Annual Roll-up rate and Deferral Roll-up rate for the first five contract years equal to the Roll-up rates in effect at the time of issue, and 4% thereafter. Please disclose this throughout the prospectus in accordance with plain English principles, without reference to unnecessary and potentially confusing defined terms such as Lock-in Rate and GMIB Multi-Year Lock. Similarly, please describe the period during which the initial guaranteed minimum rate applies as the first five contract years, rather than referring to “the time period in which the Lock-in Rates are in effect,” “the time period during which we use the GMIB Multi-Year Lock,” “the duration specified in your contract,” etc.

Response: The disclosure has been revised as requested. Please note that there are two cross-references to the use of the terms “Lock-in Rate” and “GMIB Multi-Year Lock in the Contract.

16. If true, please revise the disclosure on page 54 of the prospectus to state that until the contract anniversary date after age 80 (not age 85), withdrawals up to the annual withdrawal amount will not reduce the Roll-up to age 80 benefit base, and that beginning on the contract date anniversary after age 80 (not age 85), withdrawals will reduce the Roll-up to age 80 benefit base on a dollar-for-dollar basis up to the annual withdrawal amount.

Response: The disclosure has been revised as requested.

Appendix IV – Hypothetical Illustrations

17. In the narrative preceding the illustration, please remove references to “(for each Series)” to avoid investor confusion.

Response: The disclosure has been revised as requested.

18. Please remove the phrase “and 0.25% for the Investment account variable investment options” in the fourth paragraph, as it is redundant with prior disclosure in the same sentence.

Response: The disclosure has been revised as requested.

19. Please delete the reference to withdrawal charges in the first footnote to the illustration.

Response: The disclosure has been revised as requested.

Appendix X – Condensed Financial Information

20. Please remove the AXA Ultra Conservative Strategy from the condensed financial information.

Response: The disclosure has been revised as requested.

STATEMENT OF ADDITIONAL INFORMATION

21. When describing the net investment factor calculation in the “Unit Values” discussion, please remove the statement that “[y]our contract charges may be less,” as contract charges are not determined on a current and maximum basis.

Response: The disclosure has been revised as requested.

22. Please disclose the 2014 date when listing the distribution fees paid to the distributor over the past three years.

Response: The disclosure has been revised as requested.

PART C

23. Please provide powers of attorney that relate specifically to the registration statement as required by Rule 483(b) under the Securities Act of 1933.

Response: The powers of attorney have been filed with Pre-Effective Amendment No. 1 filed via EDGAR on the same date as this letter.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 303-902-9135 or julie.collett@axa-equitable.com. Thank you very much for your assistance with this filing.

Best regards,

/s/ Julie Collett
Julie Collett